FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of January, 2006

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                        Form 20-F  X          Form 40-F
                                 -----                 -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934.)
                                  Yes             No  X
                                     -----          -----

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The press release on supplemental notice of the extraordinary general meeting of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on January, 5, 2006.

                              [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]

                       HUANENG POWER INTERNATIONAL, INC.
             Supplemental Notice of Extraordinary General Meeting

(Beijing, China, January 5, 2006) Huaneng Power International, Inc. (the "Company")[NYSE: HNP; HKEx: 902; SSE: 600011] announced today that the Company will hold an extraordinary general meeting (the "EGM") at 9:00 a.m. on Wednesday, January 18, 2006 at the office of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People's Republic of China. At the EGM, the following resolutions will be tabled for approval:

Ordinary Resolution:
1. Proposal regarding change of supervisor - to appoint Mr. Guo Junming as supervisor;

Special Resolutions:
2. Proposal regarding the issue of asset-backed debt financing products:
(i) an approval to be given to the Company to issue within the PRC asset-backed debt financing products of a principal amount up to RMB15 billion (in either one or multiple tranches) within 15 months from the date on which shareholders' approval is obtained;

(ii) an unconditional general mandate to be given to the Company's board of directors or any two or more directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of asset-backed debt financing products in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the asset-backed debt financing products to be issued and the time limit thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents and the conduct of appropriate information disclosures.

3. Proposal regarding the issue of short-term debentures:
(i) an approval to be given to the Company to issue within the PRC short-term debentures of a principal amount up to RMB5 billion (in either one or multiple tranches) within 12 months from the date on which shareholders' approval is obtained;

(ii) an unconditional general mandate to be given to the Company's board of directors or any two or more directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the short-term debentures to be issued and the time limit thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents and the conduct of appropriate information disclosures.

The Company develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 22,253MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~

Ms. Meng Jing / Ms. Zhao Lin                     Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.                Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                     Tel: (852) 2520 2201
Fax: (8610) 6649 1860                            Fax: (852) 2520 2241
Email: ir@hpi.com.cn

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                                   HUANENG POWER INTERNATIONAL, INC.



                                   By /s/ Huang Long
                                     ---------------





                                   Name:    Huang Long

                                   Title:   Director



Date:    January 5, 2006